SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                    FORM 11-K
                                  ANNUAL REPORT
                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934






     [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
          For the Fiscal Year Ended December 31, 1994


     [_] TRANSITION REPORT, PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]



                          Commission file number 1-4654



     Full title of Plan: WITCO CORPORATION EMPLOYEE RETIREMENT SAVINGS PLAN


           Name of issuer of the securities held pursuant to the plan and the address of its principal office:


                                WITCO CORPORATION
                                ONE AMERICAN LANE
                        GREENWICH, CONNECTICUT 06831-2559

                                    SIGNATURE






     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Witco Corporation Employee Retirement Savings Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                             WITCO CORPORATION EMPLOYEE RETIREMENT SAVINGS PLAN




Date:  June 27, 1995         By /s/ Michael D. Fullwood
                                --------------------------------------------
                                Michael D. Fullwood
                                Executive Vice President and Chief Financial
                                Officer of Witco Corporation and
                                Administrator of the Witco Corporation
                                Employee Retirement Savings Plan

                                      INDEX






Financial Statements and Exhibits                                          Page
- ---------------------------------                                          ----

Report of Independent Auditors ..........................................   F-1

Financial Statements

Statements of Assets Available for Benefits
  (Modified Cash Basis) as of December 31, 1994 and 1993 ................   F-2
Statements of Changes in Assets Available for Benefits
  (Modified Cash Basis) for the Years Ended December 31, 1994 and 1993 ..   F-3
Notes to Financial Statements ...........................................   F-8

Supplemental Schedules

Schedule of Assets Held for Investment Purposes .........................   F-13
Schedule of Reportable Transactions .....................................   F-14

                         Report of Independent Auditors



Management Committee of Witco Corporation
Witco Corporation

We have audited the accompanying statements of assets available for benefits (modified cash basis) of the Witco Corporation Employee Retirement Savings Plan (formerly the Witco Corporation Thrift Savings Plan) as of December 31, 1994 and 1993, and the related statements of changes in assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, the financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Witco Corporation Employee Retirement Savings Plan as of December 31, 1994 and 1993, and the changes in assets available for benefits for the years then ended, on the basis of accounting described in Note 1.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (modified cash basis) of assets held for investment purposes as of December 31, 1994 and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department for Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of assets available for benefits and the statement of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for plan benefits and changes in assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                   ERNST & YOUNG LLP
June 26, 1995

               Witco Corporation Employee Retirement Savings Plan

                  Statements of Assets Available for Benefits,
                              with Fund Information
                              (Modified Cash Basis)


                                                            December 31
                                                         1994           1993
                                                     ---------------------------
Assets:
Group annuity contract (Notes 1 and 4):
   NY Life Ins. Co. GA# 06022 ....................   $ 17,143,437   $ 18,921,884
Witco Stock Fund
  (Units - 303,714 at a cost of $6,334,534) ......           --        9,680,884
Witco Common Stock Fund
   (Units - 1,273,388 at a cost of $10,242,814) ..     10,238,042           --

Mutual Funds:
  Blended Income Fund (Notes 1 and 4):
   (Units - 51,598,910 at a cost of $51,598,910) .     51,598,910           --
  Fidelity Magellan Fund
   (Units - 195,638 at a cost of $13,651,325) ....     13,068,605           --
  Fidelity Asset Manager
   (Units - 770,497 at a cost of $11,529,698) ....     10,655,972           --
  Fidelity Short-Intermediate Government Fund
   (Units - 647,960 at a cost of $6,266,499) .....      5,922,354           --
  Fidelity International Growth and Income Fund
   (Units - 305,656 at a cost of $5,341,046) .....      5,052,501           --
  Fidelity Equity Income Fund
   (Units - 149,896 at a cost of $4,878,362) .....      4,601,805           --
  Fidelity Asset Manager: Growth Fund
   (Units - 339,451 at a cost of $4,639,765) .....      4,358,553           --
  Fidelity Growth Company Fund
   (Units - 99,983 at a cost of $2,813,792) ......      2,725,544           --
  Fidelity Asset Manager: Income Fund
   (Units - 142,796 at a cost of $1,538,479) .....      1,487,932           --
  Guaranteed Investment Fund Trust
   (Units - 15,536,930 at a cost of $15,536,930) .           --       15,536,930
  Dreyfus Liquid Assets, Inc.
   (Units - 11,756,262 at a cost of $11,756,262) .           --       11,756,262
  Dreyfus Fund, Inc.
   (Units - 688,936 at a cost of $9,074,353) .....           --        9,025,056
  Dreyfus Growth Opportunity Fund, Inc.
   (Units - 563,852 at a cost of $6,940,640) .....           --        6,055,774
  Dreyfus Short-Intermediate Government Fund, Inc.
   (Units - 531,908 at a cost of $6,142,248) .....           --        6,047,793
  Dreyfus Global Investing Fund, Inc.
   (Units - 211,650 at a cost of $3,017,887) .....           --        3,394,870

Overnight Contract ...............................           --       17,580,530

Loans Receivable .................................      2,653,086           --
                                                    ----------------------------
Assets available for benefits ....................   $129,506,741   $ 97,999,983
                                                    ============================

See notes to financial statements.

               Witco Corporation Employee Retirement Savings Plan

             Statement of Changes in Assets Available for Benefits,
                              with Fund Information
                              (Modified Cash Basis)

                          Year Ended December 31, 1994


                                                                  Group               Group
                                                                 Annuity             Annuity
                                                                Contract:           Contracts
                                                                New York           (Including           Witco              Witco
                                                              Life Ins. Co.         Overnight           Stock              Common
                                                                GA# 06022           Contract)            Fund            Stock Fund
                                                            ------------------------------------------------------------------------
Additions to assets attributed to:
Investment income
  Gains (losses) on investments
    Unrealized                                                $       --         $       --         $       --         $ (3,246,733)
    Realized                                                          --                 --               33,354            925,164
  Interest                                                       1,460,748              4,270               --               75,309
  Dividends                                                           --                 --                 --                 --
                                                            ------------------------------------------------------------------------
                                                                 1,460,748              4,270             33,354         (2,246,260)
                                                            ------------------------------------------------------------------------

Contributions
  Participants                                                        --                 --                 --            1,704,729
  Employer                                                            --                 --                 --              678,831
                                                            ------------------------------------------------------------------------
                                                                      --                 --                 --            2,383,560
                                                            ------------------------------------------------------------------------

Transfer from predecessor plan                                        --                 --                 --                 --
Loan repayments (interest and principal)                               184               --                 --              118,215
Other                                                               19,572               --                4,222                324
                                                            ------------------------------------------------------------------------
Total additions                                                  1,480,504              4,270             37,576            255,839
                                                            ------------------------------------------------------------------------

Deductions from assets attributed to:
  Withdrawals                                                   (1,649,158)          (970,671)          (157,171)          (707,917)
  Administrative expenses                                           (8,996)              --                 --               (3,759)
  Loan withdrawals                                                (297,137)              --                 --             (323,180)
  Other                                                               --               (4,226)              --                 --
                                                            ------------------------------------------------------------------------
Total deductions                                                (1,955,291)          (974,897)          (157,171)        (1,034,856)
                                                            ------------------------------------------------------------------------

Net increase (decrease) prior to interfund
  transfers                                                       (474,787)          (970,627)          (119,595)          (779,017)
Interfund transfers                                             17,618,224        (35,531,787)        (9,561,289)        11,017,059
                                                            ------------------------------------------------------------------------


Net increase (decrease)                                         17,143,437        (36,502,414)        (9,680,884)        10,238,042
Assets available for benefits at beginning of
  year                                                                --           36,502,414          9,680,884               --
                                                            ------------------------------------------------------------------------

Assets available for benefits at end
  of year                                                     $ 17,143,437       $       --         $       --         $ 10,238,042
                                                            ========================================================================



See notes to financial statements.

               Witco Corporation Employee Retirement Savings Plan

             Statement of Changes in Assets Available for Benefits,
                              with Fund Information
                        (Modified Cash Basis) (continued)

                          Year Ended December 31, 1994




                                                                                Fidelity      Fidelity                   Fidelity
                                                                                 Short-     International   Fidelity       Asset
                                   Blended        Fidelity       Fidelity     Intermediate   Growth and      Equity      Manager:
                                    Income        Magellan         Asset       Government      Income        Income       Growth
                                     Fund           Fund          Manager         Fund          Fund          Fund         Fund
                                 ---------------------------------------------------------------------------------------------------
Additions to assets attributed to:
Investment income
  Gains (losses) on investments
    Unrealized                   $       --     $   (582,720)  $   (873,726)  $  (344,145)  $  (288,545)  $  (276,557)  $  (281,212)
    Realized                             --          (74,645)      (201,242)     (131,575)      (20,613)      (66,296)         (540)
  Interest                          3,022,529           --             --            --            --            --            --
  Dividends                              --          462,197        403,654       371,534       155,119       378,566       117,762
                                 ---------------------------------------------------------------------------------------------------
                                    3,022,529       (195,168)      (671,314)     (104,186)     (154,039)       35,713      (163,990)
                                 ---------------------------------------------------------------------------------------------------

Contributions
  Participants                      3,302,445      1,628,587      1,712,351       903,426       758,235       273,482       229,770
  Employer                          1,493,850        669,535        708,757       400,926       309,136       105,008        70,043
                                 ---------------------------------------------------------------------------------------------------
                                    4,796,295      2,298,122      2,421,108     1,304,352     1,067,371       378,490       299,813
                                 ---------------------------------------------------------------------------------------------------

Transfer from predecessor plan     25,227,374           --             --         794,938          --       2,891,030          --


Loan repayments (interest and
  principal)                          252,303        123,241         59,495        30,827        31,053        54,192        28,913
Other                                    --             --             --           8,811            45          --            --
                                 ---------------------------------------------------------------------------------------------------
Total additions                    33,298,501      2,226,195      1,809,289     2,034,742       944,430     3,359,425       164,736
                                 ---------------------------------------------------------------------------------------------------

Deductions from assets attributed to:
  Withdrawals                      (6,345,775)      (631,664)      (937,043)     (535,460)     (237,878)     (238,196)     (180,188)
  Administrative expenses            (176,417)        (5,053)        (5,711)       (3,670)       (1,330)       (1,511)       (1,462)
  Loan withdrawals                   (921,379)      (291,315)      (217,206)     (106,583)     (159,144)      (81,728)      (89,091)
  Other                               (63,803)        (6,601)           (70)         --            --         (24,903)          (44)
                                 ---------------------------------------------------------------------------------------------------
Total deductions                   (7,507,374)      (934,633)    (1,160,030)     (645,713)     (398,352)     (346,338)     (270,785)
                                 ---------------------------------------------------------------------------------------------------

Net increase (decrease) prior
  to interfund transfers           25,791,127      1,291,562        649,259     1,389,029       546,078     3,013,087      (106,049)
Interfund transfers                25,807,783     11,777,043     10,006,713     4,533,325     4,506,423     1,588,718     4,464,602
                                 ---------------------------------------------------------------------------------------------------

Net increase (decrease)            51,598,910     13,068,605     10,655,972     5,922,354     5,052,501     4,601,805     4,358,553
Assets available for benefits
  at beginning of year                   --             --             --            --            --            --            --
                                 ---------------------------------------------------------------------------------------------------

Assets available for benefits
  at end of year                 $ 51,598,910   $ 13,068,605   $ 10,655,972   $ 5,922,354   $ 5,052,501   $ 4,601,805   $ 4,358,553
                                 ===================================================================================================


               Witco Corporation Employee Retirement Savings Plan

             Statement of Changes in Assets Available for Benefits,
                              with Fund Information
                        (Modified Cash Basis) (continued)

                          Year Ended December 31, 1994




                                                              Fidelity          Fidelity Asset
                                                               Growth              Manager:        Guaranteed           Dreyfus
                                                               Company              Income         Investment           Liquid
                                                                Fund                 Fund          Fund Trust        Assets, Inc.
                                                            ------------------------------------------------------------------------
Additions to assets attributed to:
Investment income
  Gains (losses) on investments
    Unrealized                                               $   (88,249)       $   (50,547)       $       --          $       --
    Realized                                                      (3,109)            (2,186)               --                  --
  Interest                                                          --                 --                  --                  --
  Dividends                                                       98,736             59,918               4,389                --
                                                            ------------------------------------------------------------------------
                                                                   7,378              7,185               4,389                --
                                                            ------------------------------------------------------------------------

Contributions
  Participants                                                   123,530             32,985                --                  --
  Employer                                                        44,496             12,045                --                  --
                                                            ------------------------------------------------------------------------
                                                                 168,026             45,030                --                  --
                                                            ------------------------------------------------------------------------

Transfer from predecessor plan                                      --                 --                  --                  --
Loan repayments (interest and
  principal)                                                       9,926              5,226                --                  --
Other                                                               --                 --                  --                  --
                                                            ------------------------------------------------------------------------
Total additions                                                  185,330             57,441               4,389                --
                                                            ------------------------------------------------------------------------

Deductions from assets attributed to:
  Withdrawals                                                   (123,702)          (201,331)           (359,528)           (432,453)
  Administrative expenses                                           (357)              (565)               --                  --
  Loan withdrawals                                               (63,337)           (10,700)               --                  --
  Other                                                              (68)              --                (9,821)            (46,022)
                                                            ------------------------------------------------------------------------
Total deductions                                                (187,464)          (212,596)           (369,349)           (478,475)
                                                            ------------------------------------------------------------------------

Net increase (decrease) prior to
  interfund transfers                                             (2,134)          (155,155)           (364,960)           (478,475)
Interfund transfers                                            2,727,678          1,643,087         (15,171,970)        (11,277,787)
                                                            ------------------------------------------------------------------------

Net increase (decrease)                                        2,725,544          1,487,932         (15,536,930)        (11,756,262)
Assets available for benefits at
  beginning of year                                                 --                 --            15,536,930          11,756,262
                                                            ------------------------------------------------------------------------

Assets available for benefits at end of
  year                                                       $ 2,725,544        $ 1,487,932        $       --          $       --
                                                            ========================================================================


See notes to financial statements.

               Witco Corporation Employee Retirement Savings Plan

             Statement of Changes in Assets Available for Benefits,
                              with Fund Information
                        (Modified Cash Basis) (continued)

                          Year Ended December 31, 1994


                                                                             Dreyfus        Dreyfus
                                                                Dreyfus       Short-        Global
                                                                 Growth     Intermediate   Investing
                                                 Dreyfus      Opportunity   Government       Fund,       Loans to
                                                Fund, Inc.     Fund, Inc.    Fund, Inc.       Inc.     Participants        Total
                                              --------------------------------------------------------------------------------------
Additions to assets attributed to:
Investment income
  Gains (losses) on investments
    Unrealized                                 $    49,297   $   884,865   $    94,454   $  (376,983)  $       --     $  (5,380,801)
    Realized                                       (49,297)     (884,865)      (94,454)      376,983           --          (193,321)
  Interest                                            --            --            --            --             --         4,562,856
  Dividends                                           --            --            --            --             --         2,051,875
                                              --------------------------------------------------------------------------------------
                                                      --            --            --            --             --         1,040,609
                                              --------------------------------------------------------------------------------------

Contributions
  Participants                                        --            --            --            --             --        10,669,540
  Employer                                            --            --            --            --             --         4,492,627
                                              --------------------------------------------------------------------------------------
                                                      --            --            --            --             --        15,162,167
                                              --------------------------------------------------------------------------------------

Transfer from predecessor plan                        --            --            --            --          737,632      29,650,974
Loan repayments (interest and
  principal)                                          --            --            --            --         (584,904)        128,671
Other                                                 --            --            --            --             --            32,974
                                              --------------------------------------------------------------------------------------
Total additions                                       --            --            --            --          152,728      46,015,395
                                              --------------------------------------------------------------------------------------


Deductions from assets attributed to:
  Withdrawals                                     (152,053)      (73,245)      (87,242)      (53,178)       (60,442)    (14,134,295)
  Administrative expenses                             --            --            --            --             --          (208,831)
  Loan withdrawals                                    --            --            --            --        2,560,800            --
  Other                                             (1,748)       (3,232)       (4,052)         (921)          --          (165,511)
                                              --------------------------------------------------------------------------------------
Total deductions                                  (153,801)      (76,477)      (91,294)      (54,099)     2,500,358     (14,508,637)
                                              --------------------------------------------------------------------------------------


Net increase (decrease) prior to
  interfund transfers                             (153,801)      (76,477)      (91,294)      (54,099)     2,653,086      31,506,758
Interfund transfers                             (8,871,255)   (5,979,297)   (5,956,499)   (3,340,771)          --              --
                                              --------------------------------------------------------------------------------------


Net increase (decrease)                         (9,025,056)   (6,055,774)   (6,047,793)   (3,394,870)     2,653,086      31,506,758
Assets available for benefits at
  beginning of year                              9,025,056     6,055,774     6,047,793     3,394,870           --        97,999,983
                                              --------------------------------------------------------------------------------------

Assets available for benefits at
  end of year                                  $      --     $      --     $      --     $      --     $  2,653,086   $ 129,506,741
                                              ======================================================================================


               Witco Corporation Employee Retirement Savings Plan

  Statement of Changes in Assets Available for Benefits, with Fund Information
                              (Modified Cash Basis)

                          Year Ended December 31, 1993


                                            Group Annuity                                  Dreyfus
                                              Contracts                                     Short-                     Dreyfus
                                             (Including       Witco          Dreyfus     Intermediate                   Growth
                                              Overnight       Stock      Liquid Assets,   Government      Dreyfus    Opportunity
                                              Contract)        Fund           Inc.        Fund, Inc.    Fund, Inc.    Fund, Inc.
                                           --------------------------------------------------------------------------------------
Additions to assets attributed to:
Investment income
  Gains (losses) on investments
    Unrealized                              $       --     $ 1,862,011   $        147   $   (63,260)  $  (110,007)  $  (992,503)
    Realized                                        --          59,979           --          30,621       424,109     1,161,537
  Interest                                     3,036,540          --             --            --            --            --
  Dividends                                         --         250,428        280,126       348,786       195,258          --
                                           --------------------------------------------------------------------------------------
                                               3,036,540     2,172,418        280,273       316,147       509,360       169,034
                                           --------------------------------------------------------------------------------------

Contributions
  Participants                                      --       1,369,222      1,805,412     1,053,601     1,884,516     1,344,853
  Employer, net of forfeitures of $126,879          --         553,091        865,502       455,891       795,562       573,935
                                           --------------------------------------------------------------------------------------
                                                    --       1,922,313      2,670,914     1,509,492     2,680,078     1,918,788
                                           --------------------------------------------------------------------------------------

Total additions                                3,036,540     4,094,731      2,951,187     1,825,639     3,189,438     2,087,822
                                           --------------------------------------------------------------------------------------

Deductions from assets attributed to:
  Withdrawals                                 (3,682,662)     (502,846)    (1,925,440)     (309,464)     (452,814)     (203,517)
  Administrative expenses                        (98,174)      (10,931)       (38,597)       (6,681)       (9,539)       (6,382)
  Other                                             --         113,628       (162,939)       21,728        26,524        24,011
                                           --------------------------------------------------------------------------------------

Total deductions                              (3,780,836)     (400,149)    (2,126,976)     (294,417)     (435,829)     (185,888)
                                           --------------------------------------------------------------------------------------

Net increase (decrease) prior to
  interfund transfers                           (744,296)    3,694,582        824,211     1,531,222     2,753,609     1,901,934
Interfund transfers                              (26,691)     (174,261)   (24,342,557)    2,901,354     3,581,817     2,142,822
                                           --------------------------------------------------------------------------------------

Net increase (decrease)                         (770,987)    3,520,321    (23,518,346)    4,432,576     6,335,426     4,044,756
Assets available for benefits at
  beginning of year                           37,273,401     6,160,563     35,274,608     1,615,217     2,689,630     2,011,018
                                           --------------------------------------------------------------------------------------

Assets available for benefits at end of
  year                                      $ 36,502,414   $ 9,680,884   $ 11,756,262   $ 6,047,793   $ 9,025,056   $ 6,055,774
                                           ======================================================================================

                                             Dreyfus
                                              Global      Guaranteed
                                            Investing     Investment
                                            Fund, Inc.    Fund Trust       Total
                                           -----------------------------------------
Additions to assets attributed to:
Investment income
  Gains (losses) on investments
    Unrealized                             $   378,240   $       --     $  1,074,628
    Realized                                   128,853           --        1,805,099
  Interest                                        --             --        3,036,540
  Dividends                                     14,392        744,868      1,833,858
                                           -----------------------------------------
                                               521,485        744,868      7,750,125
                                           -----------------------------------------

Contributions
  Participants                                 619,752      1,026,739      9,104,095
  Employer, net of forfeitures of $126,879     262,260        476,351      3,982,592
                                           -----------------------------------------
                                               882,012      1,503,090     13,086,687
                                           -----------------------------------------

Total additions                              1,403,497      2,247,958     20,836,812
                                           -----------------------------------------

Deductions from assets attributed to:
  Withdrawals                                 (101,508)    (1,091,432)    (8,269,683)
  Administrative expenses                       (2,611)       (16,182)      (189,097)
  Other                                         10,428         26,204         59,584
                                           -----------------------------------------

Total deductions                               (93,691)    (1,081,410)    (8,399,196)
                                           -----------------------------------------

Net increase (decrease) prior to
  interfund transfers                        1,309,806      1,166,548     12,437,616
Interfund transfers                          1,547,134     14,370,382           --
                                           -----------------------------------------

Net increase (decrease)                      2,856,940     15,536,930     12,437,616
Assets available for benefits at
  beginning of year                            537,930           --       85,562,367
                                           -----------------------------------------

Assets available for benefits at end of
  year                                     $ 3,394,870   $ 15,536,930   $ 97,999,983
                                           =========================================

See notes to financial statements.

               Witco Corporation Employee Retirement Savings Plan

                          Notes to Financial Statements

                     Years Ended December 31, 1994 and 1993



1. Significant Accounting Policies

Accounting Basis

The accompanying financial statements have been prepared on a modified basis of cash receipts and disbursements; consequently, contributions, interest income and the related assets are recognized when received rather than when earned, and certain expenses are recognized when paid rather than when the obligation is incurred. Accordingly, the accompanying financial statements are presented on a comprehensive basis of accounting other than generally accepted accounting principles.

Investment Valuation

Investments are stated at fair or contract value. Group annuity contracts and fully benefit responsive guaranteed investment contracts are valued at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate less withdrawals. Fair value of the other investments is determined by quoted market prices on an active market or redemption values, which approximates market value.

Gains/(Losses)

The change in the difference between the fair value and the cost of investments is reflected as unrealized gains/(losses) in the aggregate fair value of investments. Realized gains and losses on the disposal of investments are calculated as the difference between the proceeds received and the average cost of investments sold.

2. Description of the Plan

The Witco Corporation Employee Retirement Savings Plan ("Plan") (formerly the Witco Corporation Thrift Savings Plan) is a defined contribution plan established for the purpose of encouraging and assisting eligible employees of Witco Corporation and subsidiary companies ("Witco" or "Company") in following a systematic savings program. Effective January 1, 1994, the Company amended the Plan to incorporate changes in investment options, administrative procedures, and provision enhancements. The investment options, trustee and record keeping responsibilities of the Plan were transferred to Fidelity Investments. The Plan provision enhancements include an employee loan provision, the removal of certain restrictions on withdrawals of employee and company matched funds, the allowance of daily transactions for all of the funds, adoption of the unitization for the Witco Common Stock Fund and certain administrative changes resulting from the conversion to Fidelity Investments.

An employee becomes eligible to participate in the Plan on the first day of the month following 31 days of service. Eligible employees may make a basic contribution under the Plan in amounts equal to 1%, 2% or 3% of their base pay. Witco makes monthly contributions in an amount equal to 100% of these basic employee contributions except for certain bargaining employees whose participation is based upon terms of their respective collective bargaining agreement. In addition, employees may elect to make voluntary supplemental contributions of 1% to 12% of their base pay except for certain bargaining employees who are limited to 7%. Witco does not make contributions with respect to any portion of the voluntary supplemental contributions.

               Witco Corporation Employee Retirement Savings Plan

2. Description of the Plan (continued)

Effective December 31, 1993, the Sherex Chemical Company, Inc. Employee Thrift Plan ("Sherex") was merged into the Plan. The assets of the Sherex plan totaling $29,650,974 were transferred to Fidelity Investments and invested in similar funds managed by Fidelity Investments in early 1994. The Sherex participants became subject to the provisions of the Plan as of the effective date for all future contributions. Certain provisions have been "grandfathered" for investments prior to the merge date.

The Plan permits pre-tax and after-tax contributions by participants. Certain bargaining employees are excluded from making after-tax contributions. Participants may direct the pre-tax contributions and after tax contributions, including Company matching contributions, to be invested in one or more of ten funds, excluding the Group Annuity Contract. The ten funds include a Witco Common Stock Fund, and various diversified bond and equity funds as described below.

     Group Annuity Contract: New York Life Insurance Company - represents an investment in the New York Life Insurance Company Group Annuity Contract, which matured January 3, 1995. These funds were transferred to the Blended Income Fund on January 4, 1995.

     Witco Common Stock Fund - are investments primarily in Witco company stock, a portion of which was transferred from the former Witco Stock Fund with the remaining amount invested in money market instruments for liquidity.

     Blended Income Fund - seeks to preserve capital and provide a competitive level of income over time. It purchases high-quality short- and long-term investment contracts issued by insurance companies (GICs) and banks (BICs), "synthetics" and a short-term money market position to provide liquidity.

     Fidelity Magellan Fund - is a growth fund. It seeks long-term capital appreciation by investing in the stocks of both well-known and lesser known companies.

     Fidelity Asset Manager - is an asset allocation fund. It seeks high total return with reduced risk over the long-term by allocating its assets among domestic and foreign equities, bonds and short-term instruments.

     Fidelity Short-Intermediate Government Fund - is an income fund. It seeks as high a level of current income as is consistent with preservation of principal by investing in U.S. government securities.

     Fidelity International Growth and Income Fund - seeks capital growth and current income, by investing principally in foreign equity securities.

     Fidelity Equity Income Fund - is a growth and income fund. It seeks reasonable income with the potential for capital appreciation. The Fund tries to achieve a yield that exceeds the composite yield of the S&P 500.

     Fidelity Asset Manager: Growth Fund - is an asset allocation fund. It seeks to maximize total return over the long-term by allocating its assets among and across domestic and foreign stocks, bonds, and short-term instruments.

               Witco Corporation Employee Retirement Savings Plan

2. Description of the Plan (continued)

     Fidelity Growth Company Fund - is a growth fund. It seeks long-term capital appreciation by investing primarily in common stocks and securities convertible into common stocks.

     Fidelity Asset Manager: Income Fund - is an asset allocation fund. It seeks a high level of current income by allocating its assets among domestic and foreign stocks, bonds, and short-term instruments.

Prior to transferring participant accounts to Fidelity, the Plan permitted contributions in the following funds:

     Group Annuity Contracts -- After-tax contributions were invested in group annuity contracts in which payments of principal and interest at a fixed rate are guaranteed by the issuer of each investment contract for a specified period. For group annuity contracts expiring after January 1, 1993, the participants were allowed to transfer their investment to any of the other funds available. Effective January 1, 1993, a Guaranteed Investment Fund Trust (GIFT) replaced the expired group annuity contracts as an investment option for both pre-tax and after-tax contributions. On December 31, 1993, the Metropolitan Life Group Annuity Contract totaling $17,580,530 expired and the assets were temporarily held in an overnight contract until they could be allocated to the participant's choice of funds on January 3, 1994.

     Witco Stock Fund -- Contributions are invested solely in Witco Corporation Common Stock.

     Guaranteed Investment Fund Trust (GIFT) -- is a collective investment fund with a primary objective of high current income and stability of principal. The fund invests primarily in guaranteed investment contracts. The trustee and portfolio manager of the GIFT is LaSalle National Trust.

     Dreyfus Liquid Assets, Inc. -- is a diversified open-end money market mutual fund managed by Dreyfus. The fund's objective is to provide as high a level of current income as is consistent with the preservation of capital. The fund invests in money market instruments including U.S. Government securities, time deposits, certificates of deposit, banker's acceptances and other short-term corporate obligations.

     Dreyfus Fund, Inc. -- is a diversified, open-end mutual fund with a primary objective of long term capital appreciation consistent with preservation of capital. The fund invests primarily in common stocks.

     Dreyfus Growth Opportunity Fund, Inc. -- is a diversified open-end mutual fund that seeks long-term capital growth by investing principally in common stocks of domestic issuers and securities of foreign companies and governments.

     Dreyfus Short-Intermediate Government Fund, Inc. -- is a fund that offers as high a level of income as is consistent with the preservation of capital. The fund invests in a portfolio of securities issued or guaranteed by the U.S. Government, its agencies or instrumentalities, and repurchase agreements relating to them.

               Witco Corporation Employee Retirement Savings Plan

                    Notes to Financial Statements (continued)



2. Description of the Plan (continued)

     Dreyfus Global Investing Fund, Inc. -- is an open-end, nondiversified mutual fund whose goal is capital growth. The fund invests primarily in publicly traded common stocks of foreign and domestic issuers as well as convertible securities, preferred stocks and debt securities.

Participants are immediately vested in contributions made by them and become fully vested in the contributions made by Witco after they have completed three consecutive years of participation in the Plan or five years of service to Witco. All former Sherex participants are immediately vested in contributions made by Witco. Participants who have been terminated for reasons beyond their own control become fully vested in Witco's contributions upon their termination. Non-vested contributions by Witco which have been forfeited by participants are applied to reduce future contributions by Witco. Terminated participants whose account balance is at least $3,500 may elect to defer receipt of such amounts until the required distribution date.

Employees participating in the Plan will not be subject to federal income tax on amounts contributed to the Plan by Witco and earnings allocated to their accounts until such time that their participating interest in the Plan is distributed to them. The Plan provides that participants may elect to have their pre-tax contributions subject to certain limitations, excluded from taxable income pursuant to Section 401(k) of the Internal Revenue Code.

Employees are permitted to make hardship withdrawals if certain criteria are met. Only one hardship withdrawal a year is permitted.

The Plan was amended in 1994 to allow for a loan provision. Employees may borrow up to the lesser of $50,000 or 50% of their vested account balance at an interest rate of 1% above prime. Loan repayments are made automatically through payroll deductions.

Witco, by action of its Board of Directors, may suspend the operation of the Plan for any year by omitting all or part of the employer contributions. In addition, Witco may terminate or amend the Plan for any reason, at any time, provided that no such termination or amendment shall permit any of the funds established pursuant to this Plan to be used for any purpose other than the exclusive benefit of the participating employees. Upon termination of the Plan, the rights of members to the benefits accrued under the Plan to the date of termination shall be nonforfeitable.

3. Income Tax Status

The Company has applied for an updated determination letter from the Internal Revenue Service stating that the amendment of the Plan incorporates new provisions and complies with current tax regulations meeting the requirements of a qualified plan as defined by the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to income tax. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Management Committee of Witco Corporation is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

               Witco Corporation Employee Retirement Savings Plan

                    Notes to Financial Statements (continued)



4. Investments

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                                                                             December 31
                                                                                                 -----------------------------------
                                                                                                       1994                1993


Blended Income Fund:
  Fidelity IPL                                                                                      $38,230,612          $      --
  Fidelity Short Term Investment Fund                                                                 1,451,997                 --
  Northwestern National Life GIC #GA-21661-5 at 9.05% through
    March 31, 1995                                                                                    1,415,100                 --
  Northwestern National Life GIC #GA-21646-1 at 8.95% through
    July 31, 1995                                                                                     2,575,484                 --
  Confederation GIC #62545 at 8.42% through July 31, 1996                                             1,035,068                 --
  Protective Life GIC #GA582 at 8.6% through October 2, 1996                                          1,531,419                 --
  Penn Mutual GIC #GIC-91178 at 8.44% through October 2, 1996                                         1,324,877                 --
  Ohio National Life GIC #GA5359 at 8.47% through January 7, 1997                                     1,318,416                 --
  Ohio National Life GIC #GA5481 at 6.36% through April 30, 1997                                        580,530                 --
  Ohio National Life GIC #GA5482 at 6.36% through July 30, 1997                                         580,530                 --
  Reliance Insurance Fund Reliance Standard Life GIC #270745 at
    8.95% through September 9, 1999                                                                   1,554,877                 --
                                                                                                    -----------
                                                                                                     51,598,910
Group Annuity Contract:  New York Life Insurance Co.
  Contract #06022 at 8.83% through January 3, 1995                                                   17,143,437           18,921,884
Fidelity Magellan Fund                                                                               13,068,605                 --
Fidelity Asset Manager                                                                               10,655,972                 --
Witco Common Stock Fund*                                                                             10,238,042                 --
Metropolitan Life Insurance Co.
  Overnight Contract at 3% through January 3, 1994                                                         --             17,580,530
Guaranteed Investment Fund Trust                                                                           --             15,536,930
Dreyfus Liquid Assets, Inc.                                                                                --             11,756,262
Dreyfus Fund, Inc.                                                                                         --              9,025,056
Dreyfus Growth Opportunity Fund, Inc.                                                                      --              6,055,774
Dre yfus Short-Intermediate Government Fund, Inc.                                                          --              6,047,793
Witco Stock Fund*                                                                                          --              9,680,884


*Party-in-interest investment

5. Other

In January 1994, the Plan distributed approximately $2,500,000 to participants who withdrew funds or terminated from the Plan at December 31, 1993.

                             Supplemental Schedules

               Witco Corporation Employee Retirement Savings Plan

                 Schedule of Assets Held for Investment Purposes

                                December 31, 1994




                                                                                Shares,
                                                                               Units Or
                                                                               Principal                                  Current
             Description                                                         Amount                Cost                Value
- ------------------------------------------------------------------------------------------------------------------------------------
Blended Income Fund:
  Fidelity IPL                                                                  38,230,612          $38,230,612          $38,230,612
  Fidelity Short Term Investment Fund                                            1,451,997            1,451,997            1,451,997
  Northwestern National Life GIC #GA-21661-5 at
    9.05% through March 31, 1995                                                 1,415,100            1,415,100            1,415,100
  Northwestern National Life GIC #GA-21646-1 at
    8.95% through July 31, 1995                                                  2,575,484            2,575,484            2,575,484
  Confederation GIC #62545 at 8.42% through
    July 31, 1996                                                                1,035,068            1,035,068            1,035,068
  Protective Life GIC #GA582 at 8.6% through
    October 2, 1996                                                              1,531,419            1,531,419            1,531,419
  Penn Mutual GIC #GIC-91178 at 8.44% through
    October 2, 1996                                                              1,324,877            1,324,877            1,324,877
  Ohio National Life GIC #GA5359 at 8.47%
    through January 7, 1997                                                      1,318,416            1,318,416            1,318,416
  Ohio National Life GIC #GA5481 at 6.36%
    through April 30, 1997                                                         580,530              580,530              580,530
  Ohio National Life GIC #GA5482 at 6.36%
    through July 30, 1997                                                          580,530              580,530              580,530
  Reliance Insurance Fund Reliance Standard Life
    GIC #270745 at 8.95% through September 9, 1999                               1,554,877            1,554,877            1,554,877
                                                                              ------------------------------------------------------
                                                                                51,598,910           51,598,910           51,598,910
Group Annuity Contract: New York Life Ins. Co.
  Contract #06022 at 8.83% through January 3, 1995                              17,143,437           17,143,437           17,143,437
Fidelity Magellan Fund                                                             195,638           13,651,325           13,068,605
Fidelity Asset Manager                                                             770,497           11,529,698           10,655,972
Witco Common Stock Fund*                                                         1,273,388           10,242,814           10,238,042
Fidelity Short-Intermediate Government Fund                                        647,960            6,266,499            5,922,354
Fidelity International Growth and Income Fund                                      305,656            5,341,046            5,052,501
Fidelity Equity Income Fund                                                        149,896            4,878,362            4,601,805
Fidelity Asset Manager: Growth Fund                                                339,451            4,639,765            4,358,553
Fidelit y Growth Company Fund                                                       99,983            2,813,792            2,725,544
Fidelity Asset Manager:  Income Fund                                               142,796            1,538,479            1,487,932


*Party-in-interest investment

               Witco Corporation Employee Retirement Savings Plan

                       Schedule Of Reportable Transactions

                          Year Ended December 31, 1994



Transactions or series of transactions during the year ended December 31, 1994, exceeding 5% of the current value of Plan assets reportable per Department of Labor regulations 2520.103-6 are listed below. A series of transactions may include single transactions that are in excess of 5% of the current value of Plan assets reportable per Department of Labor regulations. There were no category (ii) or (iv) reportable transactions during 1994.



                                                               Number      Aggregate      Number     Aggregate
                                                                 of         Value of       of         Value of     Cost of
                                                              Purchase     Purchases/     Sales         Sales/      Sales/     Gain
Identity of Party Involved       Description of Asset       Transactions    Deposits*  Transactions  Withdrawals* Withdrawals (Loss)
- ------------------------------------------------------------------------------------------------------------------------------------

Category (i)--Individual transaction
  in excess of 5% of plan assets:

Metropolitan Life
  Insurance Company             Overnight Investment Contract     --           --            1       $17,580,530   $17,580,530  $--

Guaranteed Investment
  Fund Trust                    Mutual Fund                       --           --            1        15,171,970    15,171,970   --

Blended Income Fund             GIC Fund                          --           --            1        18,164,208    18,164,208   --

Fidelity Magellan Fund          Mutual Fund                        1     $6,199,735         --              --            --     --

Fidelity Short-Intermediate
  Government Fund               Mutual Fund                       --           --            1         5,956,499     5,956,499   --

Dreyfus Fund, Inc.              Mutual Fund                       --           --            1         8,871,255     8,871,255   --

Dreyfus Liquid Assets, Inc.     Money Market                      --           --            1        11,174,183    11,174,183   --

Dreyfus Growth Opportunity
  Fund, Inc.                    Mutual Fund                       --           --            1         5,979,297     5,979,297   --





*Current value at date of transaction.

               Witco Corporation Employee Retirement Savings Plan

                       Schedule Of Reportable Transactions

                          Year Ended December 31, 1994



Transactions or series of transactions during the year ended December 31, 1994, exceeding 5% of the current value of Plan assets reportable per Department of Labor regulations 2520.103-6 are listed below. A series of transactions may include single transactions that are in excess of 5% of the current value of Plan assets reportable per Department of Labor regulations.




                                                           Number      Aggregate      Number     Aggregate
                                                             of         Value of       of         Value of     Cost of
                                                          Purchase     Purchases/     Sales         Sales/      Sales/       Gain
Identity of Party Involved       Description of Asset   Transactions    Deposits*  Transactions  Withdrawals* Withdrawals   (Loss)
- -----------------------------------------------------------------------------------------------------------------------------------

Category (iii)--Series of transaction
  in excess of 5% of plan assets:


Blended Income Fund               GIC Fund                  201        $11,494,248      195    $28,299,178  $28,299,178   $    --

Witco Common Stock Fund           Stock Fund                194         12,745,664      170      3,428,014    2,502,850     925,164

Fidelity Magellan Fund            Mutual Fund               189         16,539,583      174      2,813,613    2,888,258     (74,645)

Fidelity Equity Income Fund       Mutual Fund               154          6,568,017      100      1,623,360    1,689,656     (66,296)

Fidelity International
  Growth and Income Fund          Mutual Fund               169          6,931,341      142      1,569,682    1,590,295     (20,613)

Fidelity Asset Manager            Mutual Fund               192         16,184,637      177      4,453,696    4,654,938    (201,242)

Fidelity Asset Manager:
  Growth Fund                     Mutual Fund               144          5,233,270       94        592,964      593,504        (540)

Fidelity Short-Intermediate
  Government Fund                 Mutual Fund               172         10,177,706      155      3,779,632    3,911,207    (131,575)

Dreyfus Liquid Assets, Inc.       Money Market               25             24,234        7     11,629,358   11,629,358        --

Guaranteed Investment Fund Trust  Mutual Fund                 1              4,389        6     15,541,319   15,541,319        --

Dreyfus Short-Intermediate
  Government Fund                 Mutual Fund               --                --          4      6,047,793    6,047,793        --

Dreyfus Fund, Inc.                Mutual Fund               --                --          4      9,025,056    9,025,056        --

Dreyfus Growth Opportunity
  Fund, Inc.                      Mutual Fund               --                --          4      6,055,774    6,055,774        --




* Current value at date of transaction.